                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549



                                  FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                (Fee Required)







FOR THE FISCAL YEAR ENDED JUNE 30, 1994           COMMISSION FILE NUMBER 1-3344

                   PLAYTEX APPAREL, INC. SAVINGS AND PROFIT
                                 SHARING PLAN
                           (Full title of the plan)



                             SARA LEE CORPORATION
                          THREE FIRST NATIONAL PLAZA
                                  SUITE 4600
                           CHICAGO, ILLINOIS  60602
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       [ARTHUR ANDERSEN LLP LETTERHEAD]






                       PLAYTEX APPAREL, INC. SAVINGS AND PROFIT SHARING PLAN

                       FINANCIAL STATEMENTS
                       JUNE 30, 1994 AND 1993
                       TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





                       EMPLOYER I.D. NUMBER: 51-0297129
                       PLAN NUMBER:  002

            PLAYTEX APPAREL, INC. SAVINGS AND PROFIT SHARING PLAN

                        INDEX TO FINANCIAL STATEMENTS



                                                                   Page
                                                                   ----
Report of Independent Public Accountants                              2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits -
     June 30, 1994                                                    3

   Statement of Net Assets Available for Plan Benefits -
     June 30, 1993                                                    4

   Statement of Changes in Net Assets Available for Plan
     Benefits for the Year Ended June 30, 1994                        5

Notes to Financial Statements                                      6-10

                       [ARTHUR ANDERSEN LLP LETTERHEAD]






                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Playtex Apparel, Inc.
Pension and Employee Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Playtex Apparel, Inc. Savings and Profit Sharing Plan (the "Plan") as of June 30, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended June 30, 1994, in conformity with generally accepted accounting principles.


                                        /s/ Arthur Andersen LLP

Stamford, Connecticut,
  December 15, 1994

            PLAYTEX APPAREL, INC. SAVINGS AND PROFIT SHARING PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                JUNE 30, 1994



                                            Interest     Diversified  Aggressive    Sara Lee   International  Balanced
                                          Income Fund    Equity Fund  Equity Fund  Stock Fund   Equity Fund   Fund      Total
                                          -----------    -----------  -----------  ----------   -----------   --------  ------
ASSETS:

  Investments in Master Trust, at
    fair value                             $46,307,386   $3,714,129   $3,928,454   $3,058,092   $  992,879   $904,611   $58,905,551
                                           -----------   ----------   ----------   ----------   ----------   --------   -----------
           Total assets                     46,307,386    3,714,129    3,928,454    3,058,092      992,879    904,611    58,905,551
                                           -----------   ----------   ----------   ----------   ----------   --------   -----------

LIABILITIES:

  Accrued fees payable                           5,623          451          477          371          121        110         7,153
  Due to Playtex Apparel, Inc.                  27,990         -            -            -            -          -           27,990
  Other                                          2,222         -            -           3,886         -          -            6,108
                                           -----------   ----------   ----------   ----------   ----------   --------   -----------
           Total liabilities                    35,835          451          477        4,257          121        110        41,251
                                           -----------   ----------   ----------   ----------   ----------   --------   -----------
INTERFUND RECEIVABLE (PAYABLE)                 187,293     (165,301)     (62,415)     (78,392)      96,218     22,597          -
                                           -----------   ----------   ----------   ----------   ----------   --------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     $46,458,844   $3,548,377   $3,865,562   $2,975,443   $1,088,976   $927,098   $58,864,300
                                           ===========   ==========   ==========   ==========   ==========   ========   ===========


The accompanying notes to financial statements are an integral part of this statement.

            PLAYTEX APPAREL, INC. SAVINGS AND PROFIT SHARING PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                JUNE 30, 1993



                                            Interest     Diversified  Aggressive    Sara Lee   International  Balanced
                                          Income Fund    Equity Fund  Equity Fund  Stock Fund   Equity Fund   Fund      Total
                                          -----------    -----------  -----------  ----------   ------------  -------   -----
ASSETS:

  Investments in Master Trust, at
    fair value                             $48,258,495    $3,896,393  $3,479,268  $3,427,870    $   -        $  -       $59,062,026

  Receivables-
    Employer contribution                    1,493,992       304,156     283,586     337,458      10,325      34,070      2,463,587
    Employee contribution                      188,069        72,655      73,301      61,816       1,287       6,523        403,651
    Due from Playtex Apparel, Inc.
      Employees 401(k) Retirement Plan         213,815          -           -           -           -           -           213,815
  Other                                        (23,080)        2,099      59,062          69        -           -            38,150
                                           -----------    ----------  ----------  ----------    --------    --------    -----------
           Total assets                     50,131,291     4,275,303   3,895,217   3,827,213      11,612      40,593     62,181,229
                                           -----------    ----------  ----------  ----------    --------    --------    -----------
INTERFUND RECEIVABLE (PAYABLE)                (502,102)       72,637    (590,323)      1,797     449,230     568,761           -
                                           -----------    ----------  ----------  ----------    --------    --------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     $49,629,189    $4,347,940  $3,304,894  $3,829,010    $460,842    $609,354    $62,181,229
                                           ===========    ==========  ==========  ==========    ========    ========    ===========



The accompanying notes to financial statements are an integral part of this statement.

            PLAYTEX APPAREL, INC. SAVINGS AND PROFIT SHARING PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       FOR THE YEAR ENDED JUNE 30, 1994



                                            Interest     Diversified  Aggressive    Sara Lee   International  Balanced
                                          Income Fund    Equity Fund  Equity Fund  Stock Fund   Equity Fund   Fund      Total
                                          -----------    -----------  -----------  ----------  ------------   --------  -----
ADDITIONS TO NET ASSETS:
  Interest                                 $ 3,348,933    $      179  $      250   $    1,996   $      118   $     45   $ 3,351,521
  Dividends                                       -          108,400     216,233       84,519        8,362     29,008       446,522
  Realized gain (loss)                            -           35,879       7,592         -             832       (207)       44,096
  Unrealized appreciation (depreciation)          -          (85,975)   (140,931)    (449,163)      57,988    (48,981)     (667,062)
  Employee Contributions                       172,652        15,336      14,648        6,539        1,602      3,246       214,023
  Rollover contribution                         43,735          -           -            -            -          -           43,735
  Other                                          3,287          -           -            -            -            22         3,309
                                           -----------    ----------  ----------   ----------   ----------   --------   -----------
           Total additions                   3,568,607        73,819      97,792     (356,109)      68,902    (16,867)    3,436,144
                                           -----------    ----------  ----------   ----------   ----------   --------   -----------

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants              6,023,597       364,422     157,207      150,148         -        22,476     6,717,850
  Administrative expenses                       27,095         2,230       2,110        1,897          414        467        34,213
  Other                                              4           179        -             805           22       -            1,010
                                           -----------    ----------  ----------   ----------   ----------   --------   -----------
           Total deduction                   6,050,696       366,831     159,317      152,850          436     22,943     6,753,073
                                           -----------    ----------  ----------   ----------   ----------   --------   -----------
TRANSFERS TO (FROM) INVESTMENT OPTIONS       (688,256)      (506,551)    622,193     (344,608)     559,668    357,554          -
                                           -----------    ----------  ----------   ----------   ----------   --------   -----------
           Net additions (deductions)       (3,170,345)     (799,563)    560,668     (853,567)     628,134    317,744    (3,316,929)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   June 30, 1993                            49,629,189     4,347,940   3,304,894    3,829,010      460,842    609,354    62,181,229
                                           -----------    ----------  ----------   ----------   ----------   --------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   June 30, 1994                           $46,458,844    $3,548,377  $3,865,562   $2,975,443   $1,088,976   $927,098   $58,864,300
                                           ===========    ==========  ==========   ==========   ==========   ========   ===========



The accompanying notes to financial statements are an integral part of this statement.

            PLAYTEX APPAREL, INC. SAVINGS AND PROFIT SHARING PLAN

                        NOTES TO FINANCIAL STATEMENTS

                            JUNE 30, 1994 AND 1993



1. Description of Plan:

   The Playtex Apparel, Inc. (the "Company") Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). The Company is a wholly owned subsidiary of Sara Lee Corporation.

   The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General-

     The Plan covers salaried, nonunion, eligible employees of the Company. Generally, employees become eligible on the first January 1 or July 1 after the date of their employment and upon the attainment of 21 years of age.

     Contributions-

     Participant contributions are not required. Participants may make contributions by electing to have a percentage withheld from their compensation on an after-tax basis and contributed to the Plan on their behalf by the Company or by lump sum contribution. The participant contributions can range from not less than 1% to no greater than 10% of compensation, subject to limitations as noted in the Plan.

     Prior to July 2, 1993, the Company contributed an aggregate amount for participants who were eligible to be allocated a share of employer contributions. Effective July 2, 1993, the Company no longer made contributions to the Plan. Per the Plan agreement, as a result of this action, all participants became 100% vested in Company contributions.

     Participant accounts-

     Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings. Allocations are based on the ratio that each participant's account balance for the period bears to the total of all participants' account balances for the period.

     Administrative expenses-

     Administrative expenses, other than the recordkeeper's fees, are paid by the Company. The recordkeeper's fees are allocated between the funds based on relative market investment values.

        Withdrawals-

        A participant may withdraw funds from his after-tax account contributions.

        Distributions-

        Upon retirement, permanent disability or termination of employment, 100% of the value of the participant's account shall be paid to the participant in a lump sum payment or in installment payments. In the event of death, 100% of the value of the participant's account shall be paid to the participant's beneficiary. Installment payments shall extend over a period not to exceed the lesser of (a) fifteen years from the participant's normal retirement date, or (b) the joint life expectancy of the participant and the participant's beneficiary.

        Benefits will be distributed no later than the later of 60 days after the end of the Plan year in which the participant (a) attains age 65, (b) completes 10 years of participation in the Plan, (c) terminates employment, or (d) such later date on which the amount of payment can be ascertained by the Company.

        Forfeitures-

        Prior to July 2, 1993, non-sales force participant forfeitures resulting from non-vested terminations were allocated among non-sales force participants. Sales force participant forfeitures were used to reduce future employer contributions. After July 2, 1993, due to a plan amendment, there are no more forfeitures.

2.  Summary of Accounting Policies:

        Basis of accounting-

        The accompanying financial statements are presented on the accrual basis of accounting.

        Valuation of investments-

        Investments are stated at market value. The changes in net unrealized appreciation and depreciation and in net realized gains or losses on investments sold during the current year are reflected in the accompanying statement of changes in net assets available for plan benefits.

        The investments of the Plan age commingled in the Sara Lee Corporation Investment Trust (the "Investment Trust") at the Wachovia Bank & Trust Company, N.A. The Plan investments represent 18.3% of Investment Trust assets as of June 30, 1994. The total cost, market value and schedule of reportable transactions, are disclosed in a separate filing.

        The composition of the Investment Trust at June 30, 1994 is as follows:


          Non-interest-bearing cash                             $     58,541
          Employer contribution receivable                            86,757
          Participant contribution receivable                         75,023
          Income receivable                                        1,518,691
          Other receivables                                          183,136
          Corporate stock common                                  29,702,040
          Nonparticipant loans secured by mortgage                   630,483
          Participant loans                                       14,331,821
          Investment in common/collective trust                    9,425,127
          Investment in registered investment company             67,941,912
          Unallocated insurance contract investments             197,912,438
                                                                ------------
                      Total                                     $321,865,969
                                                                ============

        The income allocated to the participating plans for the year ended June 30, 1994, is as follows:


          Employer contributions                                $  5,765,875
          Participant contributions                               30,724,966
          Noncash contributions                                    1,779,832
          Interest income                                         14,605,649
          Common stock dividends                                     867,797
          Realized gain on sale of assets                           (103,634)
          Net investment gain from common/collective
            trusts                                                   523,233
          Net investment gain from registered investment
            companies                                              1,760,769
                                                                 -----------
                      Net investment income                      $55,924,487
                                                                 ===========

   3. Investments:

        Participants have the option to invest in one or more of the following six investment funds of the Plan in even multiples of 10%:

          Interest Income Fund -- The assets primarily are invested in fixed interest instruments (including guaranteed investment contracts between the trustee and a legal reserve life insurance company, commercial bank, savings and loan association or other financial institution or corporation) intended to provide for safety of principal and a positive rate of return.

          Diversified Equity Fund -- The assets primarily are invested in a diversified pool of a large number of stocks (or mutual fund shares) intended to provide a greater rate of return than the interest income fund, but entailing a risk of loss of principal.

          Aggressive Equity Fund -- The assets primarily are invested aggressively in a portfolio of growth-oriented stocks (or mutual fund shares), intended to provide a greater rate of return than the diversified equity fund, but entailing a greater risk of loss of principal.

          Sara Lee Stock Fund -- The assets primarily are invested in shares of Sara Lee Corporation common stock.

       International Equity Fund -- The assets primarily are invested in stocks of companies located outside the United States intended to provide a greater rate of return than the diversified equity fund, but entailing a greater risk of loss of principal.

       Balanced Fund -- The assets primarily are invested in both stocks and bonds intended to provide a rate of return and a risk of loss of principal between those of the interest income fund and the diversified equity fund.

     The Balanced Fund and the International Equity Fund, were made available to participants on July 1, 1993. Balances in these funds in the accompanying June 30, 1993 statement of net assets available for plan benefits are a result of participants electing to invest in the funds and amounts being transferred prior to July 1, 1993.

4.   Plan Termination:

     Although it has not expressed any intent to do so, the Company may terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, participants will become fully vested in their accounts.

5.   Federal Income Tax Status:

     The Plan obtained its latest determination letter on April 19, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trusts were tax exempt as of the financial statement date.

6.   Reconciliation of Financial Statements to the Form 5500:

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                              June 30,

                                                        1994          1993
                                                     ----------    ------------
     Net assets available for plan benefits per
       the financial statements                      $58,864,300   $62,181,229
     Amounts allocated to withdrawing participants      (698,366)   (4,495,875)
                                                     -----------   -----------
     Net assets available for plan benefits per      $58,165,934   $57,685,354
       the Form 5500                                 ===========   ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               Year Ended
                                                              June 30, 1994
                                                              -------------
Benefits paid to participants per the
  financial statements                                         $ 6,717,850
Add:  Amounts allocated to withdrawing participants
       at June 30, 1994                                            698,366
Less: Amounts allocated to withdrawing participants
       at June 30, 1993                                         (4,495,875)
                                                               -----------
Benefits paid to participants per the Form 5500                $ 2,920,341
                                                               ===========


                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation Playtex Apparel Inc. Savings and Profit Sharing Plan previously filed Registration Statement File No. 33-35760.

                                             /s/ Arthur Andersen LLP




Stamford, Connecticut
December 15, 1994

                                  SIGNATURES




        The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 21, 1994

                                           PLAYTEX APPAREL, INC. SAVINGS
                                           AND PROFIT SHARING PLAN

                                           By: PLAYTEX APPAREL, INC.
                                           SAVINGS AND PROFIT SHARING
                                           PLAN COMMITTEE

                                           By: /s/ Michael E. Murphy
                                               ---------------------------------
                                               Michael E. Murphy, As a Committee
                                               Member on Behalf of the Committee